October 26, 2018

Donald Klimoski
Vice President, General Counsel & Secretary
Global Self Storage, Inc.
11 Hanover Square, 12th Floor
New York, NY 10005

       Re: Global Self Storage, Inc.
           S-3 filed October 18, 2018 File No. 333-227879

Dear Mr. Klimoski:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Sara von Althann at 202-551-3207 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Real
Estate and
                                                            Commodities